February 7, 2008

Via EDGAR (Correspondence)

Kathleen Krebs, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viacom Inc.

Definitive Schedule 14A

Filed April 20, 2007

File No. 001-32686

Dear Ms. Krebs:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated January 3, 2008 concerning our Definitive Schedule 14A filed with the Commission on April 20, 2007. For the purposes of this letter, we refer to our Definitive Schedule 14A as our “proxy statement.” References to “we”, “us”, “our” and the “Company” refer to Viacom Inc., and our Compensation Committee is referred to as the “Committee.” For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

Executive Compensation, page 27

Compensation Discussion and Analysis, page 27

Annual Cash Bonus, page 31

1.

We have considered your response to comment six in our letter dated September 27, 2007. It is not clear how the compensation committee’s consideration of the objective performance targets resulted in the actual bonus amounts awarded to each named executive officer. In future filings and for each named executive officer, please disclose the target bonus amount set forth in the employment agreement, the threshold, target and maximum payout amounts, and the actual level of company performance achieved compared to the performance target. Please also explain or define the performance measures you use. If you continue to use a non-GAAP financial measure such as free cash flow, please disclose how the number is calculated from your audited financial statements. See Instruction 5 to Regulation S-K Item 402(b).

The process for the Committee to arrive at actual bonus determinations for our named executive officers (“NEOs”) can be viewed as having four steps, with the achievement of the objective performance targets of operating income (weighted 75%) and free cash flow (weighted 25%) being the first step in the process. The second step is the assessment of the qualitative factors pre-established by the Committee at the beginning of the year (additional adjustment up or down by up to 25%). (The 2007 plan design has weightings of 60% operating income, 20% free cash flow and 20% qualitative objectives). The third step is an assessment of any other qualitative factors significant to the year, such as the extent to which the objective performance targets were met in ways that related to the fundamentals of our business and furthered the long-term interests of the Company. Our Chief Executive Officer presents his analysis of these first three steps to the Committee along with his recommendations as to the total amounts of the corporate and business division bonus pools and his specific bonus recommendations for certain executives within the Committee’s oversight, other than for the Executive Chairman and himself. The fourth step is the Committee determining the actual amounts of the bonus pools for corporate and the business divisions and the actual bonus amounts for the specified executives. The decisions reflect the Committee’s discretion, taking into account the aforementioned information, the CEO’s recommendations, and any other factors the Committee considers appropriate.

In future filings and for each NEO, we will disclose the target bonus amount set forth in the employment agreement, the threshold, target and maximum payout amounts and the actual amounts of operating income and free cash flow achieved in a particular year.

In addition, we will disclose how we define the non-GAAP measure free cash flow which, consistent with the earnings presentations we post on our website, is defined as net cash flow from operations minus capital expenditures.

2.

In addition, provide a more comprehensive analysis as to why disclosure of each performance target would cause you competitive harm and should be afforded confidential treatment. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business and targets. Provide a separate analysis as to why disclosure of the performance “grid” would result in competitive harm. To assist us in understanding awards under your bonus program, please also provide us with a form of performance grid and illustrate how it is used to determine bonus payouts.

Although we continue to believe that disclosure of the objective performance targets of operating income and free cash flow is not material to an investor’s understanding of how our NEO bonuses are determined, and continue to have concerns that such disclosures would cause us competitive harm, in future filings, in addition to the disclosures requested in comment one above, we will disclose for each NEO the range of objective performance targets for both operating income and free cash flow and where the Company’s performance fell within that range, the resulting performance factors for operating income and free cash flow, the performance factor in connection with the qualitative assessment and the aggregate weighted performance factor.

3.

We have considered your response to comment seven in our letter dated September 27, 2007. Please confirm that, for each named executive officer, you will identify the pre-established qualitative factors, disclose the pre-established and other qualitative factors the compensation committee actually considered and discuss how the committee’s consideration of the qualitative factors resulted in adjustments to and awards of annual cash bonuses.

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In future filings, we will identify the pre-established qualitative factors, disclose the pre-established and other qualitative factors the Committee actually considered and discuss how those factors affected the Committee’s bonus determinations, including quantifying the performance factor resulting from the qualitative assessment.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please do not hesitate to call me at (212) 258-6070.

Very truly yours,

/s/ Michael D. Fricklas

Michael D. Fricklas

Executive Vice President, General Counsel

and Secretary, Viacom Inc.

cc:	Robert K. Kraft, Chair of the Compensation Committee, Viacom Inc.

Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Denise White, Executive Vice President, Human Resources and Administration, Viacom Inc.

Allison S. Gray, Vice President, Counsel, Viacom Inc.

John D. England, Towers Perrin

Daniel L. Goldberg, Bingham McCutchen LLP

Linda E. Rappaport, Shearman & Sterling LLP

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